Exhibit (a)(5)(C)

NEWS RELEASE

FOR IMMEDIATE RELEASE

HOUSTON and LONDON, July 8, 2019

LyondellBasell Announces Final Daily VWAP and Final Price Cap of Tender Offer to Purchase Up to 37,000,000 of Its Shares

HOUSTON and LONDON, July 8, 2019 /PRNewswire/ — LyondellBasell (NYSE: LYB) (the “Company”) today announced that it has determined the final Daily VWAP and the Final Price Cap (each as described below) pursuant to its previously announced tender offer to purchase up to 37,000,000 of its issued and outstanding ordinary shares, par value €0.04 per share (each, a “Share,” and collectively, “Shares”).

The final Daily VWAP is $87.3671 and the Final Price Cap for the tender offer is $96.1038. As set forth in the offer to purchase, the “Daily VWAP” is the daily per share volume-weighted average price for Shares on the New York Stock Exchange, as defined in more detail in the offer to purchase and the “Final Price Cap” is a price that equals 110% of the Daily VWAP on the Expiration Date of the tender offer.

The tender offer will expire at one (1) minute after 11:59 P.M., New York City time, on July 8, 2019 (the “Expiration Date”).

Since the Final Price Cap of $96.1038 is greater than $88.00, the greatest single per Share price that the Company could pay for Shares properly tendered and not properly withdrawn from the tender offer, the Final Price Cap will not affect the single per Share price (the “Final Purchase Price”) the Company will pay for Shares properly tendered and not properly withdrawn from the tender offer. The Final Purchase Price will be the lowest single purchase price, not greater than $88.00 nor less than $77.00 per Share that would allow the Company to purchase 37,000,000 Shares, or all Shares properly tendered and not properly withdrawn in the event that fewer than 37,000,000 Shares are properly tendered and not properly withdrawn.

The information agent for the tender offer is Georgeson LLC. The depositary for the tender offer is Computershare Trust Company, N.A.  The dealer managers for the tender offer are J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. For all questions relating to the tender offer, please call the information agent, Georgeson LLC, toll-free at 1 (866) 300-8594; banks and brokers may call either dealer manager, J.P. Morgan Securities LLC at 1 (877) 371-5947 or Morgan Stanley & Co. LLC at 1 (855) 483-0952.

About LyondellBasell

LyondellBasell is one of the largest plastics, chemicals and refining companies in the world. Driven by its employees around the globe, LyondellBasell produces materials and products that are key to advancing solutions to modern challenges like enhancing food safety through lightweight and flexible packaging, protecting the purity of water supplies through stronger and more versatile pipes, improving the safety, comfort and fuel efficiency of many of the cars and trucks on the road, and ensuring the safe and effective functionality in electronics and appliances. LyondellBasell sells products into more than 100 countries and is the world’s largest producer of polymer compounds and the largest licensor of polyolefin technologies. In 2019, LyondellBasell was named to Fortune magazine’s list of the “World’s Most Admired Companies.” More information about LyondellBasell can be found at www.LyondellBasell.com.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only. This press release is not a recommendation to buy or sell Shares or any other securities of LyondellBasell, and it is neither an offer to purchase nor a solicitation of an offer to sell Shares or any other securities of LyondellBasell. LyondellBasell will be filing today a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the issuer tender offer statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read carefully the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, the related letter of transmittal and other related materials that LyondellBasell will be filing with the SEC at the SEC’s website at www.sec.gov. In addition, free copies of these documents may be obtained by contacting Georgeson LLC, the information agent for the tender offer, toll-free at 1 (866) 300-8594.

Forward-Looking Statements

The statements in this release relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual results could differ materially based on factors including, but not limited to: the business cyclicality of the chemical, polymers and refining industries; the availability, cost and price volatility of raw materials and utilities, particularly the cost of oil, natural gas, and associated natural gas liquids; competitive product and pricing pressures; labor conditions; LyondellBasell’s ability to attract and retain key personnel; operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental risks); the supply/demand balances for LyondellBasell’s and LyondellBasell’s joint ventures’ products, and the related effects of industry production capacities and operating rates; LyondellBasell’s ability to achieve expected cost savings and other synergies; LyondellBasell’s ability to successfully execute projects and growth strategies; any proposed business combination, the expected timetable for completing any proposed transactions and the receipt of any required governmental approvals, future financial and operating results, benefits and synergies of any proposed transactions and future opportunities for the combined company; legal and environmental proceedings; tax rulings, consequences or proceedings; technological developments, and LyondellBasell’s ability to develop new products and process technologies; potential governmental regulatory actions; political unrest and terrorist acts; risks and uncertainties posed by international operations, including foreign currency fluctuations; and LyondellBasell’s ability to comply with debt covenants and service LyondellBasell’s debt. The accuracy of our expectations and predictions is also subject to the following risks and uncertainties: (1) our ability to complete the tender offer; (2) the price and time at which we may make any additional share repurchases following completion of the tender offer and the number of shares acquired in such repurchases; and (3) changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in conditions of the United States or international lending, capital and financing markets. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the “Risk Factors” section of LyondellBasell’s Form 10-K for the year ended December 31, 2018, which can be found at www.LyondellBasell.com on the Investor Relations page and on the Securities and Exchange Commission’s website at www.sec.gov.

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Source:  LyondellBasell Industries

Media Contact:  Michael Waldron +1 713-309-7575

Investor Contact:  David Kinney +1 713-309-7141